UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UpHealth, Inc.
(Name of Company)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

91532B101
(CUSIP Number)

Julie A. D’Angelo
Husch Blackwell LLP
511 North Broadway Street
Suite 1100
Milwaukee, Wisconsin 53202
(414) 978-5395

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Syed Sabahat Azim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,116,842[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Of the total number of shares of common stock (the “Common Stock”) of UpHealth, Inc., a Delaware corporation (the “Company”), reported as beneficially owned by Syed Sabahat Azim (“Dr. Azim”) as of June 9, 2021, (1) 2,716,319 shares are beneficially owned by Dr. Azim, (2) 2,715,542 shares are beneficially owned by Dr. Azim’s wife, Richa Sana Azim (“Ms. Azim”), and (3) 684,981 shares are beneficially owned by Kimberlite Social Infra Private Limited (“Kimberlite”),  of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Dr. Azim are held of record by Eligere Limited Liability Company (“Eligere”), which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement (as defined below), Dr. Azim has dispositive power over the shares held of record by Eligere for which he is the beneficial owner and can exercise an option to receive the shares from Eligere at any time after the closing of the Business Combination (as defined below). Accordingly, he is the beneficial owner of the shares. Dr. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of his pecuniary interest therein.

2 Calculations of percentage ownership in this Schedule 13D are based upon a total of 117,605,472 shares of the Common Stock issued and outstanding as of June 9, 2021 upon the closing of the Business Combination.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS
Richa Sana Azim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,116,842[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3 Of the total number of shares of the Common Stock reported as beneficially owned by Ms. Azim, (1) 2,715,542 shares are beneficially owned by Ms. Azim, (2) 2,716,319 shares are beneficially owned by Dr. Azim and (3) 684,981 shares are beneficially owned by Kimberlite, of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Ms. Azim are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Ms. Azim has dispositive power over the shares held of record by Eligere for which she is the beneficial owner and can exercise an option to receive them from Eligere any time after the closing of the Business Combination. Accordingly, she is the beneficial owner of the shares. Ms. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of her pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS
Kimberlite Social Infra Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
684,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
684,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.58%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

4 All shares reported by Kimberlite are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Kimberlite has dispositive power over the shares held of record by Eligere and can exercise an option to receive them from Eligere at any time after the closing of the Business Combination. Accordingly, Kimberlite is the beneficial owner of the shares.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS
Eligere Limited Liability Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,116,842

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,116,842[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

5 Eligere is the holder of record of all shares of Common Stock beneficially owned by Dr. Azim, Ms. Azim and Kimberlite. Eligere has voting (but not dispositive) power over the shares and therefore may be deemed a beneficial owner of the shares.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of UpHealth, Inc., a Delaware corporation (the “Company”), whose principal executive offices are at 14000 S. Military Trail, Suite 203, Delray Beach, FL 33484.

Item 2.	Identity and Background.

(a)	This statement is being filed jointly on behalf of the following (collectively, the “Reporting Persons”):

a.	Dr. Azim, the Company’s Chief Executive Officer of International Operations, the husband of Ms. Azim and a director and equity owner of Kimberlite;

b.	Ms. Azim, a director and equity owner of Kimberlite and the wife of Dr. Azim;

c.	Kimberlite, a private non-government company organized and registered in India; and

d.	Eligere, a Delaware limited liability company.

The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 99.1.

(b)
The address of Dr. Azim and Ms. Azim is 98, Ideal Villas, Mouza Koch Puku7r, New Town Action Area 1A, Rajarhat, Kolkata 700156. The address and principal business office of Kimberlite is Ideal Villa, Villa no 98, Koch Pukur, South 24 Parganas, 700156. The address and principal business office of Eligere is 9 Hawser Way, Randolph, NJ 07869.

(c)
Dr. Azim’s present principal occupation or employment is (i) Chief Executive Officer of International Operations of the Company and (ii) Chief Executive Officer and a director of Glocal Healthcare Systems Private Limited (“Glocal”). Ms Azim’s principal occupation or employment is Chief Budget & Monitoring officer, Promoter and a director of Glocal. Eligere’s principal business is investment.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Azim and Ms. Azim are citizens of India. Kimberlite is organized and registered in India. Eligere is organized in Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of November 20, 2020, as amended, by and between GigCapital2, Inc., UpHealth Holdings, Inc., a Delaware corporation (“UpHealth”), and UpHealth Merger Sub, Inc., a Delaware corporation (such business combination agreement, the “BCA,” and such business combination, the “Business Combination”). The Business Combination closed on June 9, 2021 (the “Closing”). At the effective time of the Business Combination (the “Effective Time”), and subject to the terms and conditions of the BCA, each share of UpHealth common stock, without par value (the “UpHealth Stock”), was canceled and converted into the right to receive the number of shares of the Company’s Common Stock equal to the product of the number of shares of UpHealth Stock immediately prior to the Effective Time multiplied by 10.798327 without any additional consideration in connection with the consummation of the Business Combination.

Pursuant to the terms of the BCA, (i) Dr. Azim tendered 251,530 shares of UpHealth Stock in exchange for 2,716,319 shares of Common Stock (ii) Ms. Azim tendered 251,478 shares of UpHealth Stock in exchange for 2,715,542 shares of Common Stock and (iii) Kimberlite tendered 63,434 shares of UpHealth Stock in exchange for 684,981 shares of Common Stock.

Dr. Azim also serves as Chief Executive Officer of International Operations of the Company and, in such capacity, may have influence over the corporate activities of the Company.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)
Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of the Closing, the Reporting Persons beneficially own the following aggregate shares of Common Stock:

a.	Dr. Azim beneficially owns an aggregate of 6,116,842 shares of Common Stock, or 5.2%.

b.	Ms. Azim beneficially owns an aggregate of 6,116,842 shares of Common Stock, or 5.2%.

c.	Kimberlite beneficially owns an aggregate of 684,981 shares of Common Stock, or 0.58%.

d.	Eligere beneficially owns an aggregate of 6,116,842 shares of Common Stock, or 5.2%.

The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 117,605,472 shares of Common Stock outstanding as of June 9, 2021.

(b)
Dr. Azim has sole voting power with respect to no shares of Common Stock and shared dispositive power with respect to 6,116,842 shares of Common Stock. Ms. Azim has sole voting power with respect to no shares of Common Stock and shared dispositive power with respect to 6,116,842 shares of Common Stock. Kimberlite has sole voting power with respect to no shares of Common Stock and shared dispositive power with respect to 684,981 shares of Common Stock. Eligere has sole voting power with respect to 6,116,842 shares of Common Stock and no dispositive power with respect to any shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of the Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)
Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)
To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Company.

Option Agreements

Prior to the Closing of the Business Combination, UpHealth, Glocal, and each of Dr. Azim, Ms. Azim and Kimberlite, along with certain other shareholders, entered into a Stock Purchase Agreement (“SPA”), dated as of October 30, 2020, as amended on November 20, 2020, and on March 4, 2021, pursuant to which UpHealth would acquire all of the shares of capital stock of Glocal. The acquisition of Glocal by UpHealth was structured to occur in several steps under the SPA to comply with Indian law.  As one of the steps, UpHealth, Glocal, Eligere and each of Dr. Azim, Ms. Azim and Kimberlite (each of Dr. Azim, Ms. Azim and Kimberlite referred to as an “Option Holder”) entered into certain Option Agreements, dated May 14, 2021, pursuant to which UpHealth issued a certain number of shares of UpHealth Common Stock to Eligere and each Option Holder obtained a put option to put the Option Holder’s legacy shares of Glocal to Eligere in exchange for UpHealth Stock.  Upon the Closing of the Business Combination, Eligere became the holder of record of the shares of Company Common Stock in exchange for the UpHealth Stock. Under the Option Agreements, at any time after the Closing of the Business Combination each Option Holder has the option to put the Option Holder’s legacy shares of Glocal to Eligere in exchange for the shares of the Common Stock of the Company beneficially owned by that Option Holder but held of record by Eligere.

A sample Option Agreement is attached to this Schedule 13D as Exhibit 99.2. All of the Option Agreements are in substantially the same form as the attached Option Agreement.

Except as disclosed above, none of the Reporting Persons is subject to any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company, other than standard default or similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement, dated June 18, 2021.

Exhibit 99.2:	Option Agreement, dated May 14, 2021.

Exhibit 99.3:	Powers of Attorney of Syed Sabahat Azim, Richa Sana Azim, Kimberlite Social Infra Private Limited and Eligere Limited Liability Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

SYED SABAHAT AZIM

By:	/s/ Julie A. D’Angelo
Julie A. D’Angelo, Attorney-in-Fact
(pursuant to Limited Power of Attorney dated 6/15/21)

RICHA SANA AZIM

By:	/s/ Julie A. D’Angelo
Julie A. D’Angelo, Attorney-in-Fact
(pursuant to Limited Power of Attorney dated 6/15/21)

KIMBERLITE SOCIAL INFRA PRIVATE LIMITED

By:	Syed Sabahat Azim
Director

By:	/s/ Julie A. D’Angelo
Julie A. D’Angelo, Attorney-in-Fact
(pursuant to Limited Power of Attorney dated 6/15/21)

ELIGERE LIMITED LIABILITY COMPANY

By:	Saima Siddiqui
Sole Member

By:	/s/ Julie A. D’Angelo
Julie A. D’Angelo, Attorney-in-Fact
(pursuant to Limited Power of Attorney dated 6/15/21)